

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2020

Brent Kelton
Chief Executive Officer
AMERI Holdings, Inc.
4080 McGinnis Ferry Rd, Suite 1306
Alpharetta, Georgia 30005

      Re: AMERI Holdings, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2019
          Filed March 25, 2020
          File No. 001-38286

Dear Mr. Kelton:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing